July 14, 2014

Via EDGAR

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn.:	Mr. Karl Hiller
Branch Chief

Re:	Superior Energy Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 27, 2014
File No. 1-34037

Dear Mr. Hiller:

By letter dated June 25, 2014, the Commission’s staff (the “Staff”) provided to Superior Energy Services, Inc. certain comments with respect to its review of our Annual Report on Form 10-K for Fiscal Year Ended December 31, 2013 (the “Form 10-K”) filed with the Commission on February 27, 2014. Our responses to the Staff’s letter are contained herein. In responding to each comment, we have reproduced below the full text of the Staff’s comment in italics, which is followed by our response.

Form 10-K for the Fiscal Year ended December 31, 2013

Financial Statements

Consolidated Statement of Operations, page 38

Comment 1. Please expand your disclosure to present revenues and costs separately for product sales, rentals and services as necessary to comply with Rule 5-03(b) 1 and 2 of Regulation S-X, where revenues from any of these categories exceed ten percent of the total.

Response: The Staff is respectfully advised that in future filings, commencing with Superior Energy’s second quarter 2014 Form 10-Q, Superior Energy will expand its disclosures to present revenues and costs separately as necessary to comply with Rule 5-03(b) 1 and 2 of Regulation S-X. We will present the following two revenue categories and corresponding costs, which exceed ten percent of the total: rentals revenue and services revenue.

Superior Energy Services Inc. • Corporate Headquarters 1001 Louisiana St., Suite 2900 • Houston, Texas 77002 • Phone: 713-654-2200 • Fax: 713-654-2205

United States Securities and Exchange Commission

Mr. Karl Hiller

July 14, 2014

Note 1- Summary of Significant Accounting Policies, page 42

Decommissioning Liabilities, page 46

Comment 2. You indicate that as a result of continuing development activities, you revised your estimates during the fourth quarter of 2013 relating to the timing of decommissioning work on your Bullwinkle assets, including a 10 year postponement of the platform decommissioning to an estimated date of 2038. However, the disclosure regarding the change in your oil and natural gas reserves on page 76 explains that proved reserves related to your Bullwinkle platform and related assets were revised downward by approximately 38% on a BOE basis due to drilling results during the year.

Please expand your disclosure to clarify the type of development activities that occurred to postpone the decommissioning of the platform in light of the drilling results obtained during the year. Additionally, explain why approximately 33% of your decommissioning liability was transferred to short-term as of December 31, 2013.

Response: Proved oil and natural gas reserves related to the Bullwinkle platform and related assets are just one source of revenue that Superior Energy derives from those assets. A second, and significant, source of revenue comes through production handling agreements (PHA) whereby third party producers who operate in the vicinity of the Bullwinkle platform pay Superior Energy monthly fees to route their production through the platform. As a result of the significant increase in drilling activities by third parties in the areas surrounding the Bullwinkle platform, Superior Energy believes there are future PHA opportunities that will increase the economic lifespan of the platform beyond that of its owned reserves. Thus, the economic life of the Bullwinkle platform and the depletion of the proved oil and natural gas reserves from the related assets do not necessarily correlate.

The decommissioning liabilities associated with the Bullwinkle platform and related assets consist of costs for the plugging of wells, removal of related facilities and equipment, and site restoration. Superior Energy’s production from the Bullwinkle platform is derived from a relatively small number of wells, and the majority of its remaining wells are currently candidates for plug and abandonment. The critical factor for the timing of such work is the availability of platform space from which to conduct the work, rather than the production cycles of the wells themselves. As of December 31, 2013, the reclassification of 33% of Superior Energy’s decommissioning liabilities to short-term was based on its production engineers’ estimates of platform availability during 2014 in coordination with the planned drilling activities of the related assets for that year.

In response to the Staff’s comment, Superior Energy will expand its disclosure in Decommissioning Liabilities note in its second quarter 2014 Form 10-Q. The proposed expanded disclosure is as follows:

United States Securities and Exchange Commission

Mr. Karl Hiller

July 14, 2014

The Company reviews the adequacy of its decommissioning liabilities whenever indicators suggest that the estimated cash flows needed to satisfy the liability have changed materially. During the fourth quarter of 2013, as a result of an increase in third party drilling activity in the vicinity of the Bullwinkle platform, the Company believed new economic opportunities existed for additional production handling agreements with those third party production companies utilizing the Bullwinkle platform. As a result, the Company revised its estimates relating to the timing of decommissioning work on its Bullwinkle assets, including a 10 year postponement of the platform decommissioning to an estimated date of 2038. This change in estimate resulted in a reduction in the present value of decommissioning liabilities. Further, at December 31, 2013, the Company anticipated that it would be able to decommission several depleted wells that are part of the Bullwinkle assets based on the estimates received from the production engineers regarding platform availability during 2014. As a result, the decommissioning liabilities associated with those wells were classified as current in the consolidated balance sheet.

Note 12 – Segment Information, page 66

Comment 3. You explain that each segment offers various products and services. Please expand your disclosure to report the revenues for each product or service, or for each group of similar products and services, to comply with FASB ASC 280-10-50-40 or tell us why you have not included this disclosure. If you believe it is impracticable to provide this information, please provide an explanation for your conclusion.

Response: Superior Energy segregates its business activities into four reportable segments, which are Drilling Products and Services, Onshore Completion and Workover Services, Production Services and Subsea and Technical Solutions. Superior Energy’s reportable segments are aligned by groups of similar products and services. Superior Energy considered the similarity of the products and services for each of its four reportable segments as follows:

•	Drilling Products and Services segment primarily rents temporary onshore and offshore accommodation modules and accessories, as well as downhole drilling tools and bottom hole tools.
•	Onshore Completion and Workover Services segment provides specialized completion services that help oil and gas companies develop hydrocarbon reserves, reduce costs and enhance production.
•	Production Services segment provides specialized services that help oil and gas companies to enhance, manage and maintain oil and gas production during the life of the well.
•	Subsea and Technical Solutions segment provides services that primarily address customer-specific needs with applications typically requiring specialized engineering, manufacturing or project planning.

Superior Energy discloses revenues by segment in its Segment Information note to its consolidated financial statements. Therefore, Superior Energy believes it is in compliance with the disclosure requirements in FASB ASC 280-10-50-40.

Comment 4. You disclose that you evaluate the performance of your operating segments based on operating profit or loss. Please clarify (i) whether this measure is the same as

United States Securities and Exchange Commission

Mr. Karl Hiller

July 14, 2014

or different from the income or loss from operations measure, (ii) how the measure is calculated, and (iii) the reasons you believe it is useful in evaluating the performance of your operating segments, consistent with the guidance in FASB ASC 280-10-50-28 to 29.

Response: Superior Energy evaluates the performance of its operating segments based on income or loss from operations, which is the same measure as operating profit or loss as presented on the income statement. The segment measure is calculated as follows: segment revenues less segment operating expenses, depreciation expense and allocated general and administrative expenses. General and administrative expenses are allocated to the segments based primarily on specific identification and, to the extent that such identification is not practical, on other methods which Superior Energy believes to be a reasonable reflection of the utilization of services provided. Income or loss from operations is a key metric that is used by the chief operating decisions maker (CODM) to assess performance of the reportable segments and provided regularly to the CODM in the monthly performance package that he reviews. Superior Energy believes this segment measure is useful in evaluating the performance of its reportable segments because it highlights operating trends and aids analytical comparisons. The Staff is respectfully advised that in future filings, commencing with Superior Energy’s second quarter 2014 Form 10-Q, Superior Energy will expand its disclosures in the Segment Information note consistent with the foregoing response.

* * * * * * * * *

Superior Energy Services, Inc. represents to the Securities and Exchange Commission and its Staff that we are responsible for the adequacy and accuracy of the disclosures in our filings. We further acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing. In addition, we will not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with these matters. If you have any questions or comments, please contact me at your earliest convenience at (713) 654-2200.

Sincerely,

/s/ Robert S. Taylor
Robert S. Taylor Executive Vice President, Treasurer and Chief Financial Officer

cc: David D. Dunlap